UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-6 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|   No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On August 26, 2005, Vodacom Group (Proprietary) Limited (“Vodacom”) (unlisted), in which Telkom has a 50.0% interest, announced a new tariff called “Happy Hours” which will see a standard on-network call rate of R1.49 (including VAT) between 17:00 and 20:00 on weekdays. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 1, 2005, Vodacom announced a tariff of R2.99 per minute for all pre-paid calls made during peak times from 7:00 am to 20:00, based on per second billing. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On September 8, 2005, the chief executive officer of Telkom SA Limited (“Telkom”), Mr Papi Molotsane, announced the appointment of Mr Thami Msimango as the new Telkom chief technical officer "CTO", effective September 6, 2005. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On September 8, 2005, Telkom announced that Mr. Sizwe Nxasana resigned as CEO of Telkom on August 31, 2005, following the announcement on August 17, 2005 that Mr. Papi Molotsane had been appointed CEO of Telkom with effect from September 1, 2005. A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On September 8, 2005, Telkom announced that the board had resolved to accelerate the vesting period of the conditional shares of Telkom’s former chief executive officer, Mr. SE Nxasana’s, following his resignation on August 31, 2005. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information–Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; our control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to conform them to actual results or to changes in our expectations.

Exhibit	Description

99.1

Announcement, dated August 26, 2005, issued by Vodacom, in which Telkom has a 50.0% interest, regarding a new tariff called “Happy Hours” which will see a standard on-network call rate of R1.49 (including VAT) between 17:00 and 20:00 on weekdays.

99.2	Press release, dated September 1, 2005, issued by Vodacom, announcing a tariff of R2.99 per minute for all pre-paid calls made during peak times from 7:00 to 20:00, based on per second billing.

99.3

Announcement, dated September 8, 2005, issued by the chief executive officer of Telkom, Mr Papi Molotsane, announcing the appointment of Mr Thami Msimango as the new Telkom chief technical officer "CTO", effective September 6, 2005.

99.4

Announcement, dated September 8, 2005, announcing that Mr. Sizwe Nxasana resigned as CEO of Telkom on August 31, 2005, following the announcement on August 17, 2005 that Mr. Papi Molotsane had been appointed CEO of Telkom with effect from September 1, 2005.

99.5

Announcement, dated September 8, 2005, issued by Telkom, announcing that the board had resolved to accelerate the vesting period of the conditional shares of Telkom’s chief executive officer, Mr. SE Nxasana’s, following his resignation on August 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Kaushik Patel
Kaushik Patel
Chief Financial Officer

Date:	September 14, 2005